BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL DETAILED VOTING MAP

EXTRAORDINARY GENERAL MEETING

Meeting held on July 03rd, 2023

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to Resolution nº. 81/2022, hereby provides its shareholders with the final detailed voting map of the Extraordinary General Meeting held on July 03rd, 2023, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, the votes delivered in person and through the remote participation system made available by the Company, as attached.

São Paulo, July 03rd, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.